

July 19, 2007

By facsimile to (626) 839-9118 and U.S. Mail

Mr. Kang Yi Hua
Chief Executive Officer and President
Ever-Glory International Group, Inc.
100 North Barranca Avenue, #810
West Covina, CA 91791

Re: Ever-Glory International Group, Inc.
          Revised Preliminary Information Statement on Schedule 14C, Amendment 2 to Annual
          Report on Form 10-KSB for the fiscal year ended December 31, 2006, and Amendment 1
          to Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007
          Filed July 11, 2007
          File No. 0-28806

Dear Mr. Kang:

      We reviewed the filings and have the comments below.

PreR14C

Financial and Other Information, page 14

1.   Clarify that appendix C includes Ever-Glory's amended annual report on Form 10-KSB
          for the fiscal year ended December 31, 2006 that was filed on July 11, 2007. Similarly,
          clarify that appendix D includes Ever-Glory's amended quarterly report on Form 10-QSB
          for the quarter ended March 31, 2007 that was filed on July 11, 2007.

Additional Information, page 23

2.   Incorporate by reference both amendments to the annual report on Form 10-KSB for the
          fiscal year ended December 31, 2006 that were filed on May 9, 2007 and July 11, 2007.

Indicate the filing date of each amendment. Similarly, indicate the filing date of any amendment to the quarterly reports on Form 10-QSB.

3.   Incorporate by reference the current report on Form 8-K dated June 21, 2007 and filed June 22, 2007.

10-KSB/A2

Item 8A. Controls and Procedures, page 23

4.   In future filings please clearly state your conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please show us in your supplemental response what the revisions will look like.

5.   We note the statement that "A control system, now matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Revise future Exchange Act reports to state clearly, if true, that Ever-Glory's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that Ever-Glory's principal executive officer and principal financial officer concluded that Ever-Glory's disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of Ever-Glory's disclosure controls and procedures. See section II.F.4. of Release No. 34-47896 that is available on the Commission's website at http://www.sec.gov.

March 31, 2007 10-QSB/A1

Exhibits 31.1, 31.2, 32.1, and 32.2

6.   Please file an amendment to include certifications that refer to the Form 10-QSB/A and are currently dated. Please refile the Form 10-QSB in its entirety. Please incorporate by reference this amendment in the revised preliminary information statement on Schedule 14C.

Closing

        File a revised Pre14C and an amendment to the March 31, 2007 10-QSB in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If you think that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the revised Pre14C and the amended 10-QSB, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Ever-Glory and its management are in possession of all facts relating to the disclosure in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

When responding to our comments, provide a written statement from Ever-Glory in which Ever-Glory acknowledges that:

- Ever-Glory is responsible for the adequacy and accuracy of the disclosure in the filing.

- Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

- Ever-Glory may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Ever-Glory provides us in our review of the filing or in response to our comments on the filing.

You may direct questions on accounting comments to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief